Exhibit 99.1

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78729-1107	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

February 16, 2018

Mr. Hal Hogsett

Brigham Minerals, LLC

5914 W. Courtyard Dr., II Ste 200

Austin, Texas 78730

Re:  Evaluation Summary

Brigham Minerals, LLC Interests

Various Oil & Gas Properties in CO, WY,

OK, MT, ND, TX, NM and PA

As of December 31, 2017

Pursuant to the Guidelines of the

Securities and Exchange Commission for

Reporting Corporate Reserves and

Future Net Revenue

Dear Mr. Hogsett:

As requested, this report was prepared on February 16, 2018 for Brigham Minerals, LLC (“Brigham”) for the purpose of submitting our estimates of total proved, probable and possible reserves and forecasts of economics attributable to the above-captioned interests. We evaluated 100% of Brigham reserves, which are made up of certain Anadarko, Appalachian, Delaware, Denver-Julesburg (“DJ”), Midland and Williston Basin oil and gas properties located in the following states: Colorado, Wyoming, Oklahoma, Montana, North Dakota, Texas, New Mexico and Pennsylvania. This evaluation, effective December 31, 2017, was prepared for the purpose of public disclosure by Brigham Minerals, LLC in filings made with the U.S. Securities and Exchange Commission (“SEC”) in accordance with the disclosure requirements set forth in SEC regulations. This evaluation was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the SEC. A composite summary of the values by reserve category is presented below:

		Proved	Proved
		Developed	Developed	Proved	Total	Probable	Possible
		Producing	Non-Prod	Undeveloped	Proved	Undeveloped	Undeveloped
Net Reserves
Oil	- Mbbl	1,840.3	963.8	5,919.7	8,723.8	11,882.0	7,425.6
Gas	- MMcf	9,139.0	3,889.5	25,373.4	38,401.8	47,658.6	21,846.5
NGL	- Mbbl	687.4	497.6	2,795.0	3,980.0	5,653.9	2,738.4
Future Revenue
Oil	- M$	87,435.7	45,310.3	284,216.2	416,962.1	570,829.4	356,124.3
Gas	- M$	24,743.2	10,692.7	69,620.0	105,055.9	133,494.1	60,195.7
NGL	- M$	12,446.9	9,689.7	51,718.9	73,855.4	107,654.0	51,215.8
Severance Taxes	- M$	7,085.0	3,610.4	20,462.8	31,158.2	39,463.5	23,976.4
Ad Valorem Taxes	- M$	1,913.6	1,694.3	5,458.4	9,066.3	14,292.5	10,544.3
Operating Expenses	- M$	0.0	0.0	0.0	0.0	0.0	0.0
Other Deductions	- M$	0.0	0.0	0.0	0.0	0.0	0.0
Investments	- M$	0.0	0.0	0.0	0.0	0.0	0.0
Future Net Cash Flow	- M$	115,627.3	60,387.9	379,633.9	555,649.0	758,221.8	433,015.0

Discounted @ 10% (Present Worth)	- M$	67,818.3	40,321.4	208,992.8	317,132.8	249,443.3	157,358.5

Brigham Minerals, LLC Interests

February 16, 2018

Proved Developed (“PD”) reserves are the summation of the Proved Developed Producing and Proved Developed Non-Producing reserve estimates. Proved Developed reserves were estimated at 2,804.1 Mbbl oil, 13,028.5 MMcf gas and 1,185.0 Mbbl NGLs (or 6,160.5 MBOE). Of the Proved Developed reserves, 4,050.9 MBOE were attributed to producing zones in existing wells and 2,109.6 MBOE were attributed to zones in existing wells not producing. Probable Undeveloped and Possible Undeveloped reserves and values are shown in the prior table and represent 100% of the Probable and Possible reserves reported herein, as no Probable Developed or Possible Developed reserves were evaluated in this report.

Future revenue was calculated prior to deducting state production taxes and ad valorem taxes; however, future net cash flow was calculated after deducting these taxes, future capital costs and operating expenses, but before federal income taxes. Future net cash flow has been discounted at an annual rate of ten (10) percent, in accordance with SEC guidelines, to determine its “present worth”. Present worth indicates the time value of money and should not be construed to represent an estimate of the fair market value of the properties.

The oil reserves include oil and condensate. Oil and NGL volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base. BOE (barrels of oil equivalent) is expressed as oil and NGL volumes in barrels plus gas volumes in Mcf divided by six (6) to convert to barrels.

Hydrocarbon Pricing

The base SEC oil and gas prices calculated for December 31, 2017 were $51.34 per bbl and $2.99 per MMBtu respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of each first-day-of-the-month price within the 12-month period prior to the end of the reporting period. The oil price is based upon WTI-Cushing spot prices (EIA) and the gas price was based on Henry Hub spot prices (EIA) starting January 1, 2017 and ending December 1, 2017.

Adjustments to oil and gas prices were applied based upon calculations derived from regional averages or provided by Brigham. Oil price differentials may include adjustments for basis differential, transportation and/or crude quality corrections. Gas price differentials include adjustments for basis differential and the BTU heating value of the gas. Gas shrinkage was estimated based on regional averages and includes compression and processing losses, flaring and contract allocations.

Anadarko Basin: Oil price differentials were applied as a deduct of $2.46 per bbl for all properties. Gas price differentials for residue gas sales were applied as a deduct of $0.06 per Mcf of Henry Hub for all properties. Gas shrinkage was estimated at 11%, with an NGL yield of 107 bbl/MMcf for all properties. The NGL price for this basin was applied at 37% of the base oil price. Gas shrinkage was estimated at 0% for properties with wet gas sales.

Appalachian Basin: No oil price differentials were applied for this basin. Gas price differentials were applied as a deduct of $0.91 per Mcf of Henry Hub for wet gas sales. Gas shrinkage was estimated at 24% for all properties. All gas revenues were based on wet gas sales, with no NGLs included in this valuation.

Delaware Basin: Oil price differentials were applied as a deduct of $2.83 per bbl for all properties in Texas and New Mexico. Gas price differentials were applied as a deduct of $0.54 per Mcf of Henry Hub for wet gas sales. Gas shrinkage was estimated at 36%, with an NGL yield of 108 bbl/MMcf for Texas and New Mexico properties. The NGL price for Texas and New Mexico was applied at 35% of the base oil price.

Brigham Minerals, LLC Interests

February 16, 2018

DJ Basin: Oil price differentials were applied as a deduct of $5.65 per bbl for Colorado properties and $3.50 per barrel for Wyoming properties. Gas price differentials for residue gas sales were applied as an addition of $0.36 per Mcf of Henry Hub for Wyoming properties, and were not applied for Colorado properties. Gas shrinkage was estimated at 23%, with an NGL yield of 100 bbl/MMcf for Colorado properties. No shrinkage or NGL yield were applied for Wyoming properties. The NGL price for Colorado was applied at 42% of the base oil price.

Midland Basin: Oil price differentials were applied as a deduct of $2.83 per bbl for Texas. Gas price differentials were applied as a deduct of $0.54 per Mcf of Henry Hub for wet gas sales. Gas shrinkage was estimated at 36%, with an NGL yield of 108 bbl/MMcf for all properties. The NGL price for Texas was applied at 35% of the base oil price.

Williston Basin: Oil price differentials were applied as a deduct of $6.03 per bbl for all properties. Gas price differentials were applied as a deduct of $1.90 per Mcf of Henry Hub for residue gas sales. Gas shrinkage was estimated at 39%, with an NGL yield of 133 bbl/MMcf for all properties with residual gas sales. The NGL price was applied at 19% of the base oil price. Gas shrinkage was estimated at 0% for properties with wet gas sales.

After these pricing adjustments, the net realized prices over the life of the proved properties was estimated to be $48.88 per bbl for oil, $2.93 per MCF for gas and $19.00 per bbl for NGLs. All economic factors were held constant in accordance with SEC guidelines.

Expenses, Taxes and Investments

Expenses: Routine lease operating expenses (“LOE”) were applied to all wells, and were derived from regional averages and operator assumptions. Although LOE is not paid by the mineral owner, it was applied in this evaluation to assist in proper economic limit determinations. Different LOE averages were applied to vertical and horizontal wells, although the vertical wells were not evaluated for this report. Expenses were not escalated in this report, as per SEC guidelines.

Anadarko Basin: Horizontal wells were burdened with $9,000 per month fixed operating costs. In addition, variable fees of $0.50 per Mcf-gas, $1.25 per bbl-oil and $0.50 per bbl-NGL were applied.

Appalachian Basin: Horizontal wells were burdened with $2,300 per month fixed operating costs. In addition, variable fees of $0.12 per Mcf-gas were applied to the gas stream.

Delaware Basin: Horizontal wells were burdened with $12,000 per month fixed operating costs. In addition, variable fees of $2.00 per bbl-water was applied for produced water disposal.

DJ Basin: Horizontal wells were burdened with $7,500 per month fixed operating costs. In addition, variable fees of $2.00 per Mcf- gas, $3.00 per bbl-oil and $1.00 per bbl-NGLs were applied.

Midland Basin: Horizontal wells were burdened with $12,000 per month fixed operating costs. In addition, variable fees of $2.00 per bbl-water was applied for produced water disposal.

Williston Basin: Horizontal wells were burdened with $7,500 per month fixed operating costs. In addition, variable fees of $2.75 per Mcf-gas and $1.70 per bbl-oil were applied.

Taxes: Oil and gas severance taxes were applied based on the respective state guidelines as follows:

Colorado: Oil, gas and NGL severance tax rates are 5.0% of revenue. Ad valorem taxes are assessed for Broomfield and Weld Counties at 4.95% of revenue.

Brigham Minerals, LLC Interests

February 16, 2018

Wyoming: Oil, gas and NGL severance tax rates are 6.04% of revenue. Ad valorem taxes are assessed by Laramie County at 6.39% of revenue.

Oklahoma: Oil, gas and NGL severance tax rates are 7.095% of revenue, with the exception of a new horizontal well incentive rate of 1.095% of revenue for the first 48 months of operation. No ad valorem taxes are assessed by Oklahoma.

North Dakota: Oil severance taxes are 10.0% of oil revenue. Gas severance tax is assessed at $0.0601 per Mcf of gas sales. The effective rate of severance tax of NGLs was $0.462 per barrel as a calculation of the gas severance tax rate and the yield applied. No ad valorem taxes are assessed by North Dakota.

Montana: Oil and gas severance tax rates are 9.26% of revenue, with the exception of a new horizontal well incentive rate of 0.76% of revenue for the first 18 months of operation. No ad valorem taxes are assessed by Montana.

Texas: The oil severance tax rate is 4.6% of oil revenue and the gas and NGL severance tax rate is 7.5% of gas/NGL revenue. Ad valorem taxes are assessed by Culbertson, Howard, Loving, Martin, Midland, Pecos, Reeves, Upton, and Ward Counties at 2.0% of revenue.

New Mexico: The oil severance tax rate is 7.09% of revenue and the gas and NGL severance tax rate is 7.94% of gas/NGL revenue. Ad valorem taxes are assessed by Lea County at 1.81% of revenue.

Pennsylvania: No oil or gas severance taxes or ad valorem taxes were applied in Pennsylvania.

Investments: Drilling and completion costs (“capital”) were estimated by lateral length, based on the drilling unit acreage for each Basin. Capital is not paid by the mineral owner and therefore not included in this evaluation. However, capital was used to assist in proper commerciality determinations of each new drill. Wells that did not meet minimum economic requirements were dropped from the analysis. Investments were not escalated in this report as per SEC guidelines.

Anadarko Basin: Capital for wells were applied at a range of $5.000 MM to $9.000 MM per well.

Appalachian Basin: Capital for wells were applied at a range of $5.000 MM to $8.000 MM per well.

Delaware Basin: Capital for wells were applied at a range of $6.500 MM to $9.000 MM per well.

DJ Basin: Capital for wells were applied at a range of $3.500 MM to $7.500 MM per well.

Midland Basin: Capital for wells were applied at a range of $5.000 MM to $9.000 MM per well.

Williston Basin: Capital for wells were applied at a range of $3.400 MM to $9.500 MM per well.

Reserve Estimation Methods

The methods employed in estimating reserves are described in page two (2) of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy. Monthly production data from the various state commission web sites and other public data outlets were used in this evaluation, with data typically updated through November 2017.

Brigham Minerals, LLC Interests

February 16, 2018

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and undeveloped reserves for Brigham’s properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

New drills on the Brigham acreage include planned (AFE’d) drills, wells currently drilling, permitted wells and/or wells expected to be drilled based on operator information or regional activity. For each new drill, a reserve category of PDNP, PUD, PROB, or POSS was assigned based upon the proximity to production and geologic control. Reserves for each location were assigned based on offset analogy to production, with preference given to modern completions. The drill schedules for each basin were audited by CG&A and were found to be reasonable and appropriate for the purposes of this report.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein for the SEC pricing scenario conform to the criteria of the SEC as defined in pages three (3) and four (4) of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

This evaluation includes 2,203 commercial proved undeveloped locations. These proven drills are located in the Anadarko Basin (814 drills), Appalachian Basin (38 drills), Delaware Basin (347 drills), DJ Basin (249 drills), Midland Basin (74 drills), and Williston Basin (681 drills). Each of these drilling locations proposed as part of Brigham’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, the operators of these drills have indicated they have reasonably certain intent to complete this development plan within the next five (5) years. Furthermore, Brigham and the other operators have demonstrated through their actions that they have the proper company staffing, financial backing and prior development success to ensure this development plan will be fully executed.

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included in this evaluation.

Brigham Minerals, LLC Interests

February 16, 2018

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Brigham Minerals, LLC and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693

W. Todd Brooker, P. E.
President

APPENDIX

Methods Employed in the Estimation of Reserves

The four methods customarily employed in the estimation of reserves are (1) production performance, (2) material balance, (3) volumetric and (4) analogy. Most estimates, although based primarily on one method, utilize other methods depending on the nature and extent of the data available and the characteristics of the reservoirs.

Basic information includes production, pressure, geological and laboratory data. However, a large variation exists in the quality, quantity and types of information available on individual properties. Operators are generally required by regulatory authorities to file monthly production reports and may be required to measure and report periodically such data as well pressures, gas-oil ratios, well tests, etc. As a general rule, an operator has complete discretion in obtaining and/or making available geological and engineering data. The resulting lack of uniformity in data renders impossible the application of identical methods to all properties, and may result in significant differences in the accuracy and reliability of estimates.

A brief discussion of each method, its basis, data requirements, applicability and generalization as to its relative degree of accuracy follows:

Production performance. This method employs graphical analyses of production data on the premise that all factors which have controlled the performance to date will continue to control and that historical trends can be extrapolated to predict future performance. The only information required is production history. Capacity production can usually be analyzed from graphs of rates versus time or cumulative production. This procedure is referred to as “decline curve” analysis. Both capacity and restricted production can, in some cases, be analyzed from graphs of producing rate relationships of the various production components. Reserve estimates obtained by this method are generally considered to have a relatively high degree of accuracy with the degree of accuracy increasing as production history accumulates.

Material balance. This method employs the analysis of the relationship of production and pressure performance on the premise that the reservoir volume and its initial hydrocarbon content are fixed and that this initial hydrocarbon volume and recoveries therefrom can be estimated by analyzing changes in pressure with respect to production relationships. This method requires reliable pressure and temperature data, production data, fluid analyses and knowledge of the nature of the reservoir. The material balance method is applicable to all reservoirs, but the time and expense required for its use is dependent on the nature of the reservoir and its fluids. Reserves for depletion type reservoirs can be estimated from graphs of pressures corrected for compressibility versus cumulative production, requiring only data that are usually available. Estimates for other reservoir types require extensive data and involve complex calculations most suited to computer models which makes this method generally applicable only to reservoirs where there is economic justification for its use. Reserve estimates obtained by this method are generally considered to have a degree of accuracy that is directly related to the complexity of the reservoir and the quality and quantity of data available.

Volumetric. This method employs analyses of physical measurements of rock and fluid properties to calculate the volume of hydrocarbons in-place. The data required are well information sufficient to determine reservoir subsurface datum, thickness, storage volume, fluid content and location. The volumetric method is most applicable to reservoirs which are not susceptible to analysis by production performance or material balance methods. These are most commonly newly developed and/or no-pressure depleting reservoirs. The amount of hydrocarbons in-place that can be recovered is not an integral part of the volumetric calculations but is an estimate inferred by other methods and a knowledge of the nature of the reservoir. Reserve estimates obtained by this method are generally considered to have a low degree of accuracy; but the degree of accuracy can be relatively high where rock quality and subsurface control is good and the nature of the reservoir is uncomplicated.

Analogy. This method, which employs experience and judgment to estimate reserves, is based on observations of similar situations and includes consideration of theoretical performance. The analogy method is a common approach used for “resource plays,” where an abundance of wells with similar production profiles facilitates the reliable estimation of future reserves with a relatively high degree of accuracy. The analogy method may also be applicable where the data are insufficient or so inconclusive that reliable reserve estimates cannot be made by other methods. Reserve estimates obtained in this manner are generally considered to have a relatively low degree of accuracy.

Much of the information used in the estimation of reserves is itself arrived at by the use of estimates. These estimates are subject to continuing change as additional information becomes available. Reserve estimates which presently appear to be correct may be found to contain substantial errors as time passes and new information is obtained about well and reservoir performance.

Appendix
Cawley, Gillespie & Associates, Inc.	Page 2

APPENDIX

Reserve Definitions and Classifications

The Securities and Exchange Commission, in SX Reg. 210.4-10 dated November 18, 1981, as amended on September 19, 1989 and January 1, 2010, requires adherence to the following definitions of oil and gas reserves:

“(22) Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations— prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

“(i) The area of a reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

“(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

“(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

“(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

“(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

“(6) Developed oil and gas reserves. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

“(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

“(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

“(31) Undeveloped oil and gas reserves. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

“(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

“(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

“(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

Appendix
Cawley, Gillespie & Associates, Inc.	Page 3

“(18) Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

“(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

“(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

“(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

“(iv) See also guidelines in paragraphs (17)(iv) and (17)(vi) of this section (below).

“(17) Possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

“(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

“(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

“(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

“(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

“(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

“(vi) Pursuant to paragraph (22)(iii) of this section (above), where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.”

Instruction 4 of Item 2(b) of Securities and Exchange Commission Regulation S-K was revised January 1, 2010 to state that “a registrant engaged in oil and gas producing activities shall provide the information required by Subpart 1200 of Regulation S–K.” This is relevant in that Instruction 2 to paragraph (a)(2) states: “The registrant is permitted, but not required, to disclose probable or possible reserves pursuant to paragraphs (a)(2)(iv) through (a)(2)(vii) of this Item.”

“(26) Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

“Note to paragraph (26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).”

Appendix
Cawley, Gillespie & Associates, Inc.	Page 4